UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ **Form C: Offering Statement**
☐ **Form C-U: Progress Update:** ☐
✓ **Form C/A: Amendment to Offering Statement:**
☐**Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: Atmocean, Inc.
Legal status of issuer:
Form: C corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of organization): January 9, 2006
Physical address of issuer: 1274 Vallecita Drive Santa Fe NM 87501 USA
Website of issuer: www.atmocean.com

Name of intermediary through which the offering will be conducted: TRUCROWD
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Type of security offered: Voting common stock
Target number of securities offered:5,000
Price: 5.00 per share
Target offering amount: $25,000
Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First -come, first-served basis
☐ Other – provide a description:

Maximum offering amount: $99,900
Deadline to reach the target offering amount: 12/19/2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: *1*

Total Assets:	Most recent fiscal year-end: $1,625,200	Prior fiscal year-end: $1,491,568
Cash & Cash Equivalents:	Most recent fiscal year-end: $29,079	Prior fiscal year-end: $179,326
Accounts Receivable:	Most recent fiscal year-end: $0.00	Prior fiscal year-end: $0.00
Short-term Debt:	Most recent fiscal year-end: $0.00	Prior fiscal year-end: $0.00
Long-term Debt:	Most recent fiscal year-end: $0.00	Prior fiscal year-end: $0.00
Revenues/Sales	Most recent fiscal year-end: $0.00	Prior fiscal year-end: $8,856
Cost of Goods Sold:	Most recent fiscal year-end: $0.00	Prior fiscal year-end: $0.00
Taxes Paid:	Most recent fiscal year-end: $0.00	Prior fiscal year-end: $0.00
Net Income:	Most recent fiscal year-end: $(380,247)	Prior fiscal year-end: $(114,462)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Atmocean, Inc.
_____
(Issuer)

By Philip W. Kithil

Philip W Kithil   CEO
_____
(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.


Philip W Kithil
_____
(Signature)

CEO
_____
(Title)

August 23, 2016
_____
(Date)


Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.


ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

THE COMPANY

1. Name of issuer: **Atmocean, Inc**.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

   ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

   Name: Philip W. Kithil   Dates of Board Service: Jan 2006 to present

   Principal Occupation: Business executive
   Employer: Atmocean, Inc. Dates of Service: Jan 2006 to present
   Employer's principal business: Wave energy system

   List all positions and offices with the issuer held and the period of time in which the director served in the position or office:


ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Position: CEO   Dates of Service: Jan 2006 to present
Position: Secretary   Dates of Service: Jan 2006 to present
Position: Chairman of Board   Dates of Service: Jan 2006 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Atmocean, Inc.
Employer's principal business: Wave energy system developer
Title: CEO Dates of Service: Jan 2006 to present
Responsibilities: Oversee and manage all aspects of the business.

Name: Luther H. Hodges, Jr.   Dates of Board Service: Jan 2006 to present

Principal Occupation: Retired business executive
Employer: n/a   Dates of Service:
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Board of Directors   Dates of Service: Jan 2006 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: retired
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Name: Christopher M. White   Dates of Board Service: Jan 2014 to present

Principal Occupation: Country Manager, COO
Employer: Atmocean, Inc.   Dates of Service: Jan 2014 to present
Employer's principal business: Wave energy system developer


ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Philip W. Kithil

Title: CEO   Dates of Service: 01/06 Present
Responsibilities: Oversee and manage all aspects of the business

Name: Christopher M. White

Title: COO   Dates of Service: 01/14 Present
Responsibilities: Oversee and manage operational aspects of the business

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

Name: Philip S Fullam

Title: Chief Engineer   Dates of Service: 01/06 Present
Responsibilities: Oversee   and   manage   engineering aspects of the business

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

_____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Reytek Corporation
Employer's principal business: Sheet metal design and manufacturing
Title: Chief Engineer Dates of Service: 01/2006 to present
Responsibilities: Oversee and manage all engineering and production activities.

ATMOCEAN
OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

PRINCIPAL SECURITY HOLDERS

6.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Philip W. Kithil	396,940 common stock	**%37.7**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

MISSION. Atmocean will commercialize its proprietary wave energy technology by combining it with existing desalination and drip irrigation technologies and selling integrated systems to large corporations to improve their sustainability profile as well as the profile of their "family" of major suppliers & distributors.

STRATEGY. "Greening the coastal deserts" uses wave energy to power desalination, with the fresh water output used to drip-irrigate arid coastlines and grow food.


Drip-irrigated cropland
Ocean waves
Seawater pump array
ZER/O* desalination container
Subsea hose containing pressurized seawater
Fresh water supply lines
* ZER/O™ = zero-electricity Reverse/Osmosis

Figure 1: Conceptual design of Atmocean ZER/O system.


ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Inset: 3m diameter buoy/seawater pump/sea anchor.

CUSTOMERS. <u>Large corporations</u> need tangible evidence of their "green-ness" – sustainable business practices, corporate social responsibility (CSR), triple bottom line (TBL – people, planet, profits) – because customers prefer to buy products/services from companies with these attributes. By sponsoring "Greening", the corporation's public image is elevated, gaining marketing advantages against competitors who merely "green-wash", or do nothing.

Atmocean's business model encourages each corporate sponsor to expand "greening" projects within its community of major customers, suppliers, and distributors. <u>Our goal is to convert entire industry segments to improved sustainability</u>.

Using Ford Motor Company as one example: by sponsoring a "greening" system for the one-time fee of $2.5 million, Ford owns 20 years of CO_2 offsets AND receives 10% of sponsor fees paid by its supply & distribution chain who also sponsor Atmocean systems (e.g. TRW, Johnson Controls, PPG, Union Pacific, Wallenius-Wilhelmsen Logistics, CSX…).

With these two sources of revenues, Ford's investment is paid back by year 6 and earns an overall IRR >100%. More importantly, Ford can rightly claim leadership within the global auto industry on minimizing its impact on the environment.

The advantage to Atmocean and our investors: Ford and its network of sponsors funds the sustainable growth of new Atmocean systems (doubling year-by-year) without Atmocean needing additional equity, or project finance. This business model monetizes the intangible benefits and protects our investors from dilution, directly increasing per share earnings.

CUSTOMER BENEFITS. By "greening the coastal deserts," Atmocean provides participating corporations with <u>eight</u> highly-valued and tangible green "stories to tell:" <u>renewable energy</u>, <u>fresh water</u>, <u>food security</u>, <u>rural jobs</u>, <u>economic development/income</u>, <u>ocean ecosystem restoration</u>, <u>CO_2 offsets</u>, and <u>drought mitigation</u>. These attributes are not just one-time, rather last the 20-year life of each project, and beyond.

ATMOCEAN COMPETITIVE ADVANTAGES/BARRIERS. We <u>accelerate</u> our project rollout, and <u>amplify</u> the growth potential by rewarding the corporate sponsor for engaging its supply chain and distribution chain to adopt "greening" projects.

We achieve geometric growth of new systems by engaging a marketing "army" of 100 or more MBA's under our Independent Marketing Agent (IMA) campaign. New or recent MBA's sign up as IMA and receive 5% commission ($125,000) on each new corporate sponsor, then become Project Manager for that sponsor, with responsibility to engage its supply & distribution chain – earning 5% commission on each of those new sponsors. The target is one new sponsor each year for 19 remaining contract years of each project (20 total projects implemented).


ATMOCEAN

OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Others seeking to duplicate Atmocean will encounter the following barriers to entry:

- Atmocean is creator of the market and the business model.
- We have US & international patents pending.
- Our know-how comes from over 100 days of ocean testing, five weeks of tank tests, and six NMSBA grants from Sandia & Los Alamos National Laboratories.
- We will be first to market with an integrated wave energy – ZER/O desalination – drip irrigation system.
- Our marketing team will number in the 100's when fully engaged – by far the largest marketing capability.
- Our system is designed to operate in remote coastal regions without grid electricity or infrastructure.
- Our CAPEX is among the lowest of any other wave energy developer.
- We have a permitting advantage as our offshore system has zero impact on the ocean ecosystem.

Competing "greening" systems could be powered by diesel generators at very high cost, or by intermittent renewable energy sources such as wind and solar – but those variable power sources risk damage to the desalination reverse-osmosis membranes, leading to reduction in fresh water output and possible crop failure.

Competing wave energy developers with similar architecture include: Carnegie (AU); Seatricity (UK); and Resolute Marine (US). All are pre-revenue and in development. Elemental Watermakers is the only zero-electricity R/O desalination provider with an operating system, to our knowledge. Many firms provide or operate drip irrigation pipe networks.

MARKET SIZE. According to a study done for us by Los Alamos National Laboratories, there are over 11,000 kilometers of coastal deserts with adequate wave energy to power our systems. The countries include Peru, Chile, South Africa, Namibia, Morocco/Western Sahara/ Mauritania/Senegal, Baja Mexico (Pacific coastline), and South & West Australia. We use wave energy to power the desalination units because ocean waves in these regions are relatively steady and predictable.



The ocean space adjacent these coastlines is suitable for about 65,000 Atmocean "greening" systems – which under our doubling metric could be reached by 2036.

At $2.5 million per system, Atmocean's sponsorship revenue potential is $162.5 billion. Given our first year system cost of about $1.25 million, we earn our first profit upfront – then earn more profits from the expected annual $1.3 million in agricultural revenues each year during the 20-year project life.

ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

This business model is optimum, compared to merely selling potable water, given its pricing of ~$1.50 to $2.00 per cubic meter, generating revenues of $250k against costs of $240k. The ~$229k incremental costs of agricultural production are covered over 4-fold by its incremental income.

Each project term is essentially unlimited as outputs continue unabated beyond 20 years as the hardware is refurbished and replaced.

When 65,000 systems are fully implemented by 2036, annual agricultural gross revenues should amount to $75 billion. **PROJECTIONS.** The accompanying pie chart shows the average income and costs for one system when fully implemented in volume of 128 total systems under our growth plan of doubling new systems year-by-year. This assumes wave energy found near Saldanha Bay, South Africa, using labor costs and crop pricing in the local market. Pressurized seawater input is 1.05 million cubic meters per year, and fresh water output is 147,000 cubic meters/year.

The 14% fresh water yield is attributable to energy recovery devices needed to increase



Annual Average Revenues $1.3 million

- Free Cash Flow, 16.5%
- Offshore/Desalination CAPEX, 5.9%
- Farm assets, 5.6%
- Offshore OPEX, 12.5%
- Working capital, 10.8%
- Desalination OPEX, 24.9%
- S G & A, 12.0%
- Project management, 1.7%
- Farm labor & management, 9.1%
- Drip irrigation OPEX, 0.9%

the seawater pressure from ~12 bar to 70 bar for reverse osmosis. The reject brine thus is only 14% "saltier" and can be disposed into the ocean without ecologic damage.

Fresh water consumed per hectare assumes 9,667 cubic meters per year – the average for carrots, cabbage, and lettuce. Two crop cycles are assumed.

EXECUTIVES. Atmocean is the creation of Philip W. Kithil, 73, BA/MSBA (economics), a serial entrepreneur and inventor with five successful startups since 1972, who holds 13 US and international patents from his previous automotive safety business ("ASCI") which he sold in 2004.

He is assisted by Philip Fullam, 66, BS/PE as Chief Engineer, who also supported Kithil's ASCI business; Chris White, 31, BS/MSc (Oceanography & Limnology), Chief Operations Officer, currently based in Lima, Peru; and a marketing team currently numbering four experienced MBA's (ages 25-45).

Additional executive management needed to achieve company goals include: CFO, Director Sales & Marketing, HR, IT, and regional/country managers. Consultant services will include: legal, accounting & taxes, permitting, governmental relations, and others as needed. Strategic partners (already in discussion) include: NaanDanJain

ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

(drip irrigation & agroeconomics); Elemental Watermakers, & RODI Systems (desalination with energy recovery); Flextronics (manufacturing); and several offshore operations service providers.

Funding to date of $3.4 million has come from a dedicated group of angel investors, and from management in-kind contributions. Atmocean also has received both cash and in-kind grants from Sandia & Los Alamos National Laboratories, Oregon Wave Energy Trust, and The UK Technology Strategy Board.

INVESTMENT RATIONALE & PROPOSAL.

✓ Atmocean's business model earns a profit upfront, and each year over the projects' lives.
✓ By integrating drip irrigation and food production, we achieve much higher annual revenues than could be derived from either electricity (noneconomic), or potable water (marginal ROI).
✓ Atmocean's business model protects investors against unnecessary dilution.
✓ Exit – by targeting acquisition by one of the sponsoring corporations.

TECHNOLOGY & DEVELOPMENT HISTORY. In 2015 Atmocean conducted two sets of ocean trials at our permitted site near Ilo, Peru. We produced five full-scale seawater pumps in Albuquerque, and shipped them by container to Peru. The buoys were made in Lima, and the deployment rafts produced locally in Ilo. We used available vessels for the deployment, and hired locals for security and operations.

Key attributes of full systems include:

Modular. Each array of seawater pumps can be deployed as a standalone unit or multiple arrays interconnected.

Size. System components fit in standard shipping containers, enabling transportation via ship or road. For deployment we can use smaller vessels found in many remote harbors.

Ocean footprint. Each array requires just 60m by 60m of ocean surface. When deployed in a checkerboard



This is our Wave Energy System!

The water arriving on shore is put directly into a reverse osmosis system to make clean water with no other energy inputs!

15 buoys sit at the surface with pumps, followed by platforms below them. As waves pass through the array, the buoys lift. The platforms resist causing the pumps to pump seawater into the system.

Seawater gets pumped into the system where it aggregates into a main trunk line and sent to shore.

Each seawater pump looks like this.

The whole system is held in place by pairs of anchors at the end of each string. This provides shock-absorbing protection because the pumps are not directly bolted-down to the seafloor.

UNLESS OTHERWISE SPECIFIED:		NAME	DATE	**ATMOCEAN, INC**
DIMENSIONS ARE IN INCHES TOLERANCES: FRACTIONAL± 1/16 ANGULAR: ± 0.5 ONE PLACE DECIMAL ±0.1 TWO PLACE DECIMAL ±0.01 THREE PLACE DECIMAL ±0.005	DRAWN	PSF	8/11/14	Santa Fe, NM 505-310-2294
	CHECKED	CS	CD	
	ENG APPR.	EA	ED	TITLE:
	MFG APPR.	MA	MD	
	Q.A.	QA	QD	**PUMP ARRAY**
INTERPRET GEOMETRIC TOLERANCING PER:	COMMENTS:			
PROPRIETARY AND CONFIDENTIAL				



8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

pattern (for example, 4 offshore arrays by 32 arrays parallel to shore or 128 total arrays), the ocean footprint is about 2.5 square kilometers.

Durable. The array mooring system provides shock-absorbing to protect against big waves. Also, the buoys submerge in waves 3m or bigger, adding a 2nd level of protection. All metal parts are either stainless steel, or protected by long-lasting sacrificial anodes. The seawater transmission lines use flexible hoses, which dynamically absorb subsea stresses, current loading, etc.

Environmental impacts. By using pressurized seawater to send energy to shore, any fluid loss has no effect on the ocean ecology. Moving metal parts are internal to each pump, so possible physical harm to marine life is minimized. The system uses no petroleum-based lubricants. Water entering the system goes through two separate filters to avoid biotic entrapment. Each array is closed to fishing, thereby becoming a "marine protected area" to support regeneration of natural ecosystems. Acoustic output has been measured at less than ambient ocean noise. Residual brine from the ZER/O system is nontoxic to the coastal ecosystem.

Off the shelf. All subsystems and components are readily available, are low cost & mass-produced, and/or require low skill levels to produce or assemble.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The technology is unproven. The company cannot confirm the seawater pumps work, and does not have any information about the volume of seawater reaching the onshore desalination unit.

Potential customers have not been approached. The company has no knowledge that any corporation will agree to sponsor a system at any price, much less at the asking price of $2.5 million.


ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Costs are unknown and could be much higher than current estimates.

Permits to install the system have not been obtained. The company has no knowledge that it can obtain a permit, anywhere in the world.

Agricultural outcomes are uncertain. The company has no knowledge of local growing conditions such as soil chemistry, available labor supply, labor prices, ability to deliver produce to markets without spoilage, and numerous other agro-economic factors.

Management has never managed projects of this complexity across multiple venues and industries.

The environmental effects have not been studied. The company has no knowledge it can comply with local governmental EIS or EIA rules and requirements.

(1) Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future investments.

Atmocean, Inc. was organized on January 9, 2006. After starting to develop its business, Atmocean, Inc. pursued several markets for its wave energy system which turned out to be uneconomic.

As a result of its history, Atmocean should be considered by investors to be an early stage company. As an early stage company, Atmocean is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk. Because of Atmocean' short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that Atmocean will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future, some of which may be beyond its control. If Atmocean is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that Atmocean' business model and plans will be successful or that Atmocean will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as Atmocean to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant working capital and investment funding in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact operating revenues.

(2) The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis.
The Company has limited working capital and there may not be sufficient financial resources available to carry out planned Atmocean operations. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that

8/22/2016
FP:  truCrowd

ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

positive cash flow will ever occur. There can be no assurance that the Company will sell the maximum number of Shares offered in this or other private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If Atmocean is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future investments, development or rate of growth; limit Atmocean' ability to take advantage of future opportunities; negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

(3) Atmocean may incur significant losses and there can be no assurance that Atmocean will ever become a profitable business.
It is anticipated that Atmocean will initially sustain operating losses. Its ability to become
profitable depends on success in marketing our products and making profits and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in the investment of capital and resources may impact whether the Company is successful. Furthermore, Atmocean may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that Atmocean will ever become profitable. If Atmocean sustains losses over an extended period of time, it may be unable to continue in business.

(4) We are subject to government regulations.
Aspects of our business and our products will be regulated at the local, state, and federal levels both in the USA and other countries. Our products may be subject to state, local and Federal environmental laws and regulations. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

(5) Our future revenue and operating results are unpredictable and may fluctuate significantly.
It is difficult to accurately forecast Atmocean revenues and operating results and they could
fluctuate in the future due to a number of factors. These factors may include: Atmocean' ability to develop and make profitable products; generate cash flow from operations; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. Atmocean' operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.



8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	**Total Proceeds**	**Costs**	**Net Proceeds**
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: ***8/22/2016 – 12/19/2016***

(6) The nature of the Company's business strategy is high-risk.
Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

(7) The Company may encounter great difficulty or even a complete inability to develop and make suitable products.
An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

(8) Atmocean may not be able to create and maintain a competitive advantage.
The potential markets for technical products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on Atmocean's financial condition, operating results and cash flow.

(9) Our aggressive growth strategy may not be achievable.
For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

(10) Atmocean may be unable to attract and retain qualified employees or key personnel.
Atmocean' future success depends on the continued services and performances of key
management, consultants and advisors, and it currently does not carry key person life insurance. However, Atmocean plans to secure key person life insurance when such coverage is deemed financially prudent. Also, Atmocean' future success may further depend on Atmocean' ability to attract and retain additional key personnel and third party contractual relationships. If Atmocean is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

(11) Atmocean does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.
The principal investment objective of the Company is to make business profits that present

8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

<u>(12) We will have broad discretion on how the net proceeds of this private placement are utilized.</u>
The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

<u>(13) We anticipate substantial competition.</u>
We are aware of two similar companies within our industry. The largest of these companies is "Carnegie Wave Ltd" which has been in the wave energy industry for over ten years, though remains pre-revenue. The other is Seatricity Ltd., also in development and pre-revenue. Both these entities are larger and have greater financial, managerial and other resources than we do. We believe that we will be able to compete with these entities primarily on the basis of our superior products, future intellectual property protection, our small team, hands-on approach, the experience and contacts of our management and our responsive and efficient decision-making processes.

<u>(14) We will present only unaudited financial statements, which may not be reliable.</u>
In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

<u>(15) Our pro forma financial statements rely on assumptions that may not prove accurate.</u>
Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

<u>(16) Investors may suffer potential loss on dissolution and termination.</u>
In the event of a dissolution or termination of the Company, the proceeds realized from the
liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

<u>(17) Actual results may vary from any projection we present.</u>
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations.

ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

(18) Our operating costs are unpredictable.
In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Atmocean or any of our products would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

(19) We may not be able to protect our intellectual property.
We have filed for protection of certain intellectual property, primarily in the form of patents. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

(20) Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.
Our business operations are and will continue to involve digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

(21) We may not have adequate insurance.
Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and



8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

(22) Management may have significant conflicts of interest.
Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

(23) Currently we have no indebtedness to officers or others.
The Company is current on payments to its management team.

(24) Conflicts of interest may result due to affiliates of management providing services to the Company.
The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

(25) There is significant risk associated with the Company's indemnification of affiliated parties.
Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the
maximum extent permitted by Delaware law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

☀ ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

(26) Certain future relationships have not been established.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

(27) Key Employees do not have Employment Agreements.

As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel may wish to enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

(28) The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.

The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

(29) The persons acquiring shares in this offering will experience substantial and immediate dilution.

After giving effect to the sale of the Shares included in this Offering of Shares, the Company's existing shareholders will experience an immediate increase in net tangible book value per share, and purchasers of the Shares will experience immediate substantial dilution in net tangible book value per share.

(30) This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.

This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

(31) There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business.

Currently, there is no public or other trading market for the Shares, and there can be no assurance that Atmocean will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

(32) Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.

Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

(33) Shares are subordinate equity interests.

The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

(34) The shares are unlikely to be able to be pledged as collateral.

The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

(35) You will not have the benefit of review of this Offering Statement by the SEC or any other agency.

Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Offering Statement, other risks not presently foreseeable could negatively impact our business, could



8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE OFFERING

9. What is the purpose of this offering?
To raise funding to be used for ocean sea trials of the company's core product.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	**If Maximum Offering Amount Sold**
Total Proceeds	**$25,000**	**$99,900**
Less: Offering Expenses (FP Fees)	$1,750	$6,993
Net Proceeds	**$23,250**	**$92,907**
Use of Net Proceeds		
Obtain review statements to allow a follow-on campaign	$10,000	
Operating costs for two months	$12,000	
Manufacture the two seawater pumps at our permitted test site north of ILO Peru		$30,000
Deploy the two seawater pumps at our permitted test site north of ILO Peru		$20,000
Pay for management salaries for two months		$39,000
Pay for travel and miscellaneous/G&A expenses		$1,000
R. Reserve	$1,250	$2,907
Total Use of Net Proceeds	**$23,250**	**$92,907**

11. How will the issuer complete the transaction and deliver securities to the investors?
We will retain Colonial Stock Transfer Agent for this task.

12. How can an investor cancel an investment commitment?
By notifying any of the parties involved.


ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The Company is seeking capital commitments of $25,000 accepting over-subscription up to $99,900. The securities being offered hereby consists of Common Stock Units of the Company, valued at $5,00 per Share.

14.   Do the securities offered have voting rights?   ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above?
☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

By majority vote of the Board of Directors.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:



8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer. NONE

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	2,000,000	1,052,450	☑ Yes ☐ No	☐ Yes ☑ No Specify: ______

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

By sale of additional authorized shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
☐ Yes ☑ No



8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

N/A

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. Value per share is determined arbitrarily, without regard for any established method.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.
This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely, VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



VALUATION
The 5 Methods Used
$ 1,478,268
Scorecard Method
$ 1,390,000
Check-List Method
$ 3,543,716
Venture Capital Method
$ 17,442,373
DCF with LTG
$ 20,505,790
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.





8/22/2016
FP: truCrowd

ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	**Total Proceeds**	**Costs**	**Net Proceeds**
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*



Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money $5,500,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
Minority shareholders will not control the actions of the company.

23. What are the risks to purchasers associated with corporate actions including: all actions may dilute or reduce value of the shares.
- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
None

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	*Exemption Relied Upon*	*Securities Offered*	*Amount Sold*	*Use of Proceeds*
2016YTD	Reg D	**Common shares**	$ 314,298.75	**Development**
2015	Reg D	**Common shares**	$ 513,880.00	**Development**
2014	Reg D	**Common shares**	$ 422,842.50	**Development**
2013	Reg D	**Common shares**	$ 355,598.00	**Development**

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital

8/22/2016
FP:  truCrowd

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

NONE

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Atmocean is pre-revenue now, and has been since inception. It depends on private investors to fund ongoing operations.
Historically, its liquidity has been marginal with no more than a few months' expenses available in cash. The market for its products is still being developed, therefore it cannot predict when first revenues will occur.
It will continue to rely on both private investors and on crowdfunding investors to fund all costs until such time as products can be sold, which is uncertain as to date and amount, if any.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:




ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

CERTIFICATION

I, Philip W. Kithil, certify that:

(1)   the financial statements of Atmocean, Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of Atmocean, Inc. included in this Form reflects accurately the information reported on the tax return for Atmocean, Inc. filed for the fiscal year ended December 31, 2015.



CEO

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.


ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Atmocean, Inc. Financial Statements

Statements of Cash Flows for periods ending:	CY 2014	CY 2015	7/31/2016
Cash receipts			
Miscellaneous Income	$ 8,856.00	$ -	$ -
Sale of Common Stock for cash	$ 261,000.00	$ 245,000.00	$ 65,000.00
Total	$ 269,856.00	$ 245,000.00	$ 65,000.00
Cash expenses			
Engineering	$ 108,218.00	$ 224,374.00	$ 76,262.00
Prototypes	$ -	$ 109,375.00	$ -
Marketing	$ 15,100.00	$ 46,498.00	$ -
Total	$ 123,318.00	$ 380,247.00	$ 76,262.00
Net Cash Flow	$ 146,538.00	$ (135,247.00)	$ (11,262.00)

Income Statement for period ending	12/31/2014	12/31/2015	7/31/2016
Income	$ 8,856.00	$ -	$ -
Expense	$ 123,318.00	$ 380,247.00	$ 76,262.00
Net Income	$ (114,462.00)	$ (380,247.00)	$ (76,262.00)

Balance Sheet As Of:		12/31/2014	12/31/2015	7/31/2016
Assets	Cash in bank	$ 179,326.40	$ 29,079.07	$ 11,153.02
	Receivables	-	-	-
	Intellectual Property	$ 1,312,241.25	$ 1,596,121.58	$ 1,852,084.38
	Total Assets	$ 1,491,567.65	$ 1,625,200.65	$ 1,863,237.40
Liabilities	Payables	$ -	$ -	$ -
Equity	Paid in capital	$ 2,532,175.16	$ 3,046,055.16	$ 3,360,353.91
	Retained Earnings	-1,040,607.51	-1,420,854.51	-1,497,116.51
	Total Equity	$ 1,491,567.65	$ 1,625,200.65	$ 1,863,237.40
Total Liabilities & Equity		$ 1,491,567.65	$ 1,625,200.65	$ 1,863,237.40

Notes:

1. Given the low volume of transactions, Atmocean uses the cash-basis accounting method.


ATMOCEAN

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Form 1120
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2015 or tax year beginning _____ ending _____
► Information about Form 1120 and its separate instructions is at *www.irs.gov/form1120.*

OMB No. 1545-0123

2015

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name **Atmocean, Inc.**
Atmocean
Number, street, and room or suite no. If a P.O. box, see instructions.
1274 Vallecita
City or town, state, or province, country, and ZIP or foreign postal code
Santa Fe, NM 87501

B Employer identification number
87-0759120
C Date incorporated
01/09/2006
D Total assets (see instructions)
$

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a	
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	
2	Cost of goods sold (attach Form 1125-A)	2	
3	Gross profit. Subtract line 2 from line 1c	3	
4	Dividends (Schedule C, line 19)	4	
5	Interest	5	
6	Gross rents	6	
7	Gross royalties	7	
8	Capital gain net income (attach Schedule D (Form 1120))	8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10	Other income (see instructions-attach statement)	10	
11	**Total income.** Add lines 3 through 10	11	

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	12	
13	Salaries and wages (less employment credits)	13	
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	
17	Taxes and licenses	17	
18	Interest	18	
19	Charitable contributions	19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21	Depletion	21	
22	Advertising	22	
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	
25	Domestic production activities deduction (attach Form 8903)	25	
26	Other deductions (attach statement)	26	124,375.
27	**Total deductions.** Add lines 12 through 26	27	124,375.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	-124,375.
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 20)	29b	
c	Add lines 29a and 29b	29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28 (see instructions)	30	-124,375.
31	Total tax (Schedule J, Part I, line 11)	31	
32	Total payments and refundable credits (Schedule J, Part II, line 21)	32	
33	Estimated tax penalty (see instructions). Check if Form 2220 is attached ► ☐	33	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34	
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35	
36	Enter amount from line 35 you want: Credited to 2016 estimated tax ► _____ Refunded ►	36	

Sign Here ►

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____ Date 3/15/16 Title CEO

May the IRS discuss this return with the preparer shown below (see instructions)? ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Firm's name ►			Firm's EIN ►	
Firm's address ►			Phone no.	

For Paperwork Reduction Act Notice, see separate instructions.
UYA

Form **1120** (2015)

ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission?
           ☐ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor
   of purchasers of securities?   ☐ Yes ☑ No

   (2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No;
   (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor
   of purchasers of securities?   ☐ Yes ☑ No

   (3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:
   (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
   (B)   engaging in the business of securities, insurance or banking?
           Yes ☑ No

8/22/2016
FP: truCrowd

ATMOCEAN

OFFERING STATEMENT

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

(C)   engaging in savings association or credit union activities?
   □ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person?
   □ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   □ Yes ☑ No

(ii) Section 5 of the Securities Act? □ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

   □ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?


ATMOCEAN

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.atmocean.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

8/22/2016
FP:  truCrowd

Atmocean, Inc
1274 Vallecita
Santa Fe, NM 87501
505.310.2294

OFFERING STATEMENT

5,000 Class "A" Common Shares at $5.00 per Share				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	5,000	$25,000	$1,750	$23,250
Maximum Amount	19,980	$99,900	$6,993	$92,907

Open for 120 days: *8/22/2016 – 12/19/2016*

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days